BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 19, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Justin Dobbie, Legal Branch Chief
John Stickel, Legal
Beverly Singleton, Accounting
Andrew Mew, Accounting

Re:	Empire Post Media, Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form 10
Filed on July 10, 2018
File No. 000-55962

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10 (“Amendment No.1). The Amendment No.1 has been revised in accordance with the Commission’s comment letter dated August 3, 2018 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter. We have also updated some items and dates where appropriate. The Company is aware of its responsibility to file timely a Form 10-Q for the nine months ended August 31, 2018 and it intends to file it timely.

Form 10 Registration Statement

General

1. The Registrant acknowledges its obligation to file reports required by the Securities Exchange Act of 1934, upon its registration statement becoming effective.

Risk Factors

We have incurred significant losses and anticipated future losses, page 6

2. The reductions in our accumulated deficits were effected as follows:

●	Accumulated deficit decreased from $248k at 11/30/17 to $196k 5/31/18 as a result of net income incurred totaling $52k during the six months ended 5/31/2018

●	Stockholders’ deficit decreased from $114k to $41 due to (1) the net loss incurred (as discussed above) and shareholder contribution of $21k received from the shareholder paying for company liabilities.

●	The income statement filed with the financials details this, but here’s the breakdown for 6 mos ended 5/31/2018:

●	G&A Expense (1,647)

●	Gain on Settlement of Liabilities 53,675

●	Net Income = $52,028

●	Breakdown of the gain on settlement is as follows:

5/22/2018	Settlement & Payoff of G.Sharp Judgment	Dr. (Cr.) (27,402.74)
5/31/2018	Signature Stock Transfer, Inc. AP Settlement	(19,408.64)
5/31/2018	Rose Snyder & Jacobs LLP AP Settlement	(6,863.35)

Balance 5/31/2018		(53,674.73)

We believe that our existing liabilities outstanding, due to the age of such liabilities have become statute barred, page 6.

3. All liabilities other than $40,968 owed to two creditors were incurred over 6 years ago. All such liabilities were incurred in California and were performed in California. Therefore, such liabilities, whether oral or written, are barred from payment by the statute of limitations pursuant to Section 337 of the California Code of Civil Procedure.

Plan of Operations, page 10

4. In accordance with your comment we have added disclosure to the paragraph on page 10 relating to the “growth” of the Registrant and the meaning of Mr. Dunn’s agreement to fund future expenses.

5. In accordance with your comment we have added disclosure and deleted some disclosure to try and clarify the possible need of capital by a developing company.

Form of Potential Acquisition or Merger, page 12

6. In accordance with your comment we have added disclosure emphasizing that there are no conditions to pay any officer, director or promoter in order to select a target acquisition for the benefit of the Registrant and its shareholders.

Changes in and Disagreements with Independent Registered Public Accounting Firm on Accounting and Financial Disclosure, page 18

7. In accordance with your comment, the Audit Opinion has been revised to indicate that the auditor was retained by the Company in June, 2018.

Report of Independent Registered Public Accounting Firm, page F-2

8. In accordance with your comment the audit report has been revised to address not only the board of directors but also the shareholders.

We believe that we have responded to all your oral comments, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. P. Dunn, CEO